Exhibit 99.1

NEWS RELEASE
Suite 215-800 West Pender St Vancouver, BC V6C 2V6 t: 604 669 2251 866 824 1100 f: 604 669 8577 w. www.kimberresources.com

KIMBER ANNOUNCES BLOCK MODEL ESTIMATE

June 28, 2006

VANCOUVER, BRITISH COLUMBIA - Kimber Resources Inc. (AMEX:KBX, TSX:KBR)

Kimber is pleased to announce the completion of an independently-generated block model resource estimate on the Carmen deposit at the Monterde Project in Chihuahua, Mexico. The estimate was calculated by Micon International ("Micon") using the same database as was used for the polygonal estimate released on April 20, 2006. These estimates incorporate all holes drilled up to February 15, 2006. Each of these estimates provides a very satisfactory cross check on the other. This latest estimate will be used by Micon to prepare the first pre-feasibility report which is expected in the third quarter this year.

The following is a summary from the comparison of Estimate “M” and the block model:

•

Gold resources in the Measured and Indicated category increase by 14%

•

Silver resources in the Measured and Indicated category decrease by 9%

•

Total resources in the Measured and Indicated category on a gold equivalent basis  increase by 4%

•

Gold grades in the Measured and Indicated categories decrease by 13% and silver decrease by 31%, while tonnage in these categories increases by 31%

The summary table below is as 0.3 g/t gold for comparison with the polygonal Estimate K.

	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Gold Eq (g/t) *	Gold (oz)	Silver (oz)	Gold Eq (oz) 75:1
Measured	21.2	0.87	44	1.45	589,300	29,934,200	988,400
Indicated	8.7	0.78	23	1.09	217,600	6,416,900	303,200
Inferred	2.9	0.76	10	0.89	71,700	899,400	83,700
* Gold equivalent assumes equivalence of 75 units of silver to one unit of gold.

Comment

These results are in line with expectations. Generally a block model will estimate a larger tonnage with a matching decrease in grade. There is considerably more smoothing in the block model than in the polygonal estimate because the kriging process averages assays in all neighbouring holes. Also the 0.1 g/t shell which is geologically significant and constrains the gold model is at a lower grade than the reported cut off (0.3 g/t). Therefore there are more tonnes with a lower grade of gold in the block model than in the polygonal estimate.

Typically the two methods will report similar quantities of contained metal in the Measured & Indicated categories. In this case, Measured and Indicated increased by 4%. It is only the Measured and Indicated that are of importance for a pre-feasibility or feasibility study. Only Measured and Indicated resources may be moved to reserves (either Proven or Probable). Inferred resources cannot be upgraded to reserves. Kimber has concentrated on moving as much of the resource to Measured and Indicated as possible.

The lower quantity of Inferred resources is expected as the block model process requires four intercepts within the search area to calculate a block, while in the polygonal method intercepts can be extrapolated for up to 150 metres along the principal direction. Kimber will continue with its objective of adding resource ounces (in all categories) but will do so in a manner which makes Measured & Indicated the priority.

Nature of the Estimate

The estimate was prepared by Gary Giroux, P.Eng. of Micon using ordinary kriging of 6 x 6 x 6 metre blocks. The estimation of grades was constrained by models of the mineralized zone created by Kimber staff using geological information and grade distribution. The mappable boundary to gold distribution is the 0.1 g/t contour. This was used to constrain gold distribution. A separate boundary to silver mineralization was created at a grade of 35 g/t. The proportion of each block within the mineralized zone was estimated as was the grade of the waste so this should be considered a fully diluted estimate.

The influence of the highest grade samples was limited by capping of gold and silver grades at 40.3g/t and 1,052 g/t respectively.  Nine gold assays were capped and 12 of silver.

The search ellipsoid for each metal was determined by Giroux using variogram analysis of the assay data. The maximum ellipsoid radii for measured, Indicated and Inferred are 37.5, 75, and 150 metres for gold and 25, 50 and 100 metres for silver. Assays were composited into 3.0 metre composites. At least four composites are required to estimate the grade of a block.

About Kimber

Kimber Resources Inc., which holds a 100% interest in the Monterde property in the Sierra Madre of northern Mexico, is advancing the Carmen gold-silver deposit towards production. The Carmen deposit, an underground mine in the 1930’s, is a typical low sulphidation epithermal system, oxidized, and believed to be suitable for open pit mining. Two adjacent epithermal systems first identified in 2005, the Carotare deposit and El Orito Norte exploration target appear to be similar to the Carmen. The initial resource estimate on Carotare was reported in November 2005. The goal of the company is to demonstrate at least three million resource ounces from the two deposits and exploration target identified. For further information on the company visit SEDAR or the company website at www.kimberresources.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Darren Klinck

Vice President, Corporate & Investor Relations

or

Robert Longe P.Eng

President and CEO

North America Toll Free: 1-866-824-1100

Tel: (604) 669-2251

Fax: (604) 669-8577

Website: http://www.kimberresources.com

Email: news@kimberresources.com

This estimate was prepared by Mr. Gary Giroux, P.Eng of Micon International based on models of gold and silver mineralization prepared by Mr. Alan Hitchborn, B.Sc., of Kimber. The solids were broken into separate geostatistical  domains by Mr. Damir Cukor, P. Geo, of Kimber. The drill program which generated the data used was managed by Mr. Alan Hitchborn.  Mr. J.B. Richards, P.Eng., Vice President Engineering, and designated Q.P. for the project is responsible for quality control and has verified the data disclosed. He has determined that the laboratory reports matched the drill sample logs and that the quality control assays fall within reasonable limits. QA/QC procedures incorporate blanks and duplicates inserted at the drill site and standards inserted after sample preparation. Drilling is by reverse circulation. A one eighth split of each two-metre section of the drill hole, weighing approximately 6 kg is processed by ALS Chemex at its preparation laboratory in Hermosillo, Mexico. Pulps are analysed by ALS Chemex at its laboratory in North Vancouver, British Columbia, using 50 gram subsamples, fire assay with an AA finish for gold and four-acid digestion and ICP finish for silver from a 1.0 gram subsample. High-grade gold or silver intervals are re-assayed by fire assay with gravimetric finish.  Mr. Giroux has reviewed the database and approved its use.

Statements in this release may be viewed as forward-looking statements. Such statements involve risks and uncertainties that could cause actual results to differ materially from those projected. There are no assurances the Company can fulfill such forward-looking statements and the Company undertakes no obligation to update such statements. Such forward-looking statements are only predictions; actual events or results may differ materially as a result of risks facing the Company, some of which are beyond the Company's control.